EXHIBIT 12.4
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						March 31,
	2006	2007	2008	2009	2010	2011
Fixed Charges:
Interest	$ 72	$ 72	$ 65	$ 74	$ 72	$ 19
Interest portion of annual rentals	4	3	2	1	2	-
Total fixed charges	76	75	67	75	74	19
Preferred stock dividends (1)	2	2	2	2	2	-
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 78	$ 77	$ 69	$ 77	$ 76	$ 19
Earnings:
Pretax income from continuing operations	$ 397	$ 391	$ 385	$ 418	$ 463	$ 105
Add: Total fixed charges (from above)	76	75	67	75	74	19
Less: Interest capitalized	1	1	-	1	1	-
Total earnings for purpose of ratio	$ 472	$ 465	$ 452	$ 492	$ 536	$ 124
Ratio of earnings to combined fixed charges and preferred stock dividends	6.05	6.04	6.55	6.39	7.05	6.53
Ratio of earnings to fixed charges	6.21	6.20	6.75	6.56	7.24	6.53

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.